FORM 6-K


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                        For the month of November, 2004


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                        Form 20-F __X__   Form 40-F _____


(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                         Yes ____           No __X__


(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

                                      N/A


                       Huaneng Power International, Inc.
                    West Wing, Building C, Tianyin Mansion
                          No. 2C Fuxingmennan Street
                               Xicheng District
                              Beijing, 100031 PRC




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This Form 6-K consists of:

A news release on commenced commercial operation of Unit 4 of Yushe Power Plant and completion of 168 hours Full-load Trial Run of Unit 1 of Qinbei Power Plant made by Huaneng Power International, Inc. in English on November 23, 2004.



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                                   SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.


                                   HUANENG POWER INTERNATIONAL, INC.


                                   By  /s/ Huang Long
                                       --------------

                                   Name:    Huang Long

                                   Title:   Company Secretary



Date:  November 23, 2004